Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Metalla Royalty & Streaming Ltd. (the “Company”)
Suite 501 – 543 Granville Street
Vancouver, BC
Canada V6C 1X8

Item 2.	Date of Material Change

July 31, 2017

Item 3.	News Release

A press release dated July 31, 2017 was issued to the British Columbia, Alberta, and Ontario Securities Commissions, disseminated through the facilities of Newsfile Corp and filed on Sedar and the CSE.

Item 4.	Summary of Material Change

The Company announced that it has closed the transaction announced on June 12, 2017 in accordance with the Share and Asset Purchase Agreement entered into with Coeur Mining, Inc. and certain subsidiaries of Coeur Mining dated June 9, 2017. As part of the Transaction:

  Metalla acquired a portfolio of three (3) royalties and one (1) stream (the “Coeur Portfolio”); and
  Metalla issued to Coeur Mining a total of 14,546,597 common shares from its treasury and an unsecured convertible debenture in the principal amount of US$6,677,475.63 (the “Convertible Debentur”).

The Company also announced in a Corporate Update that it has granted incentive stock options to directors, officers and consultants of the Company for the right to purchase up to an aggregate of 1,900,000 common shares of the Company, exercisable at a price of $0.54 for a period of five years from the date of grant. The options were granted in accordance with the Company’s incentive stock option plan.

Item	5.	Full Description of Material Change

Item	5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on July 31, 2017 attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Brett Heath, President & CEO
Phone: 604-696-0741
Email: brett@metallaroyalty.com

Item 9.	Date of Report:	July 31, 2017

METALLA CLOSES ACQUISITION OF ROYALTY AND STREAMING
PORTFOLIO FROM COEUR MINING

FOR IMMEDIATE RELEASE July 31, 2017	CSE: MTA OTCQB: EXCFF Frankfurt: X9CP

Vancouver, Canada: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:EXCFF) (FRANKFURT:X9CP) is pleased to announce that it has closed the transaction announced on June 12, 2017 in accordance with the Share and Asset Purchase Agreement (the “Agreement”) entered into with Coeur Mining, Inc. (“Coeur Mining”) and certain subsidiaries of Coeur Mining (collectively “Coeur”) dated June 9, 2017 (the “Transaction”). As part of the Transaction:

  Metalla acquired a portfolio of three (3) royalties and one (1) stream (the “Coeur Portfolio”); and

  Metalla issued to Coeur Mining a total of 14,546,597 common shares from its treasury and an unsecured convertible debenture in the principal amount of US$6,677,475.63 (the “Convertible Debenture).

Brett Heath, President and CEO of Metalla commented, “This transaction represents a transformational growth step for Metalla. We have meaningfully increased our annual cash flow, increased our scale, while simultaneously adding geographic and counter-party diversification. This also positions Metalla to achieve its goal of paying a dividend in 2018”.

Transaction Highlights

  Significant Cash Flow to Start Immediately: The Coeur Portfolio will provide immediate leverage to silver and gold prices. Two (2) out of the four (4) assets are currently in production with the third (3rd) planned for development by a major silver producer.

  Counterparty Diversification: The Coeur Portfolio counterparties include Cobar Operations Pty Ltd., a wholly owned subsidiary of CBH Resources Limited, Pan American Silver Corp., Dynasty Metals & Mining Inc., and Regulus Resources Inc.

  Asset Diversification: The Coeur Portfolio will give the Company exposure to assets in Australia, Argentina, Ecuador, and Chile.

  Long-Term Optionality: Combination of significant near term cash flow and long life development assets.

  New Major Shareholder: Coeur will join Metalla as its largest shareholder.

Metalla Post Closing Capital Structure

Post closing of the Transaction, Metalla now has approximately 73,098,480 common shares issued and outstanding, of which Coeur holds approximately 19.9%. Metalla also has the Convertible Debenture outstanding and held by Coeur in the principal amount of US$6,677,475.63. The Convertible Debenture will automatically convert into common shares of Metalla at future financings (at the future financing price) or asset acquisitions (at the acquisition price) to maintain Coeur’s 19.9% until the outstanding principal is either converted in full or otherwise repaid. The Convertible Debenture is unsecured and will bear interest at a rate of 5% per annum.

Corporate Update

Metalla also announces that it has granted incentive stock options to directors, officers and consultants of the Company for the right to purchase up to an aggregate of 1,900,000 common shares of the Company, exercisable at a price of $0.54 for a period of five years from the date of grant. The options were granted in accordance with the Company’s incentive stock option plan.

About Metalla

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

“Brett Heath”
President & CEO, Director

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

INVESTOR RELATIONS

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forwardlooking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. Forward-looking statements and information include, but are not limited to, statements with respect to the Transaction, anticipated cash flows upon completion of the Transaction, payment of any dividends and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary and readers are advised not to place undue reliance on forward-looking statements or information.